AS-370735

Certificate of Incorporation on Change of Name

I DO HEREBY CERTIFY that

SAI.TECH Global Corporation

having by Special resolution dated 13th day of August Two Thousand Twenty-Four changed its name, is now incorporated under name of

SAIHEAT Limited

Given under my hand and Seal at George Town in the
Island of Grand Cayman this 26th day of August Two Thousand Twenty-Four

REGISTRAR OF COMPANIES
EXEMPTED
CAYMAN ISLANDS

An Authorised Officer,
Registry of Companies,
Cayman Islands.

Authorisation Code : 745558994422
www.verify.gov.ky
30 August 2024